Filed by Reuters Group PLC
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Reuters Group PLC
                                                  Commission File No.: 333-08354


The press release below was issued jointly by The Thomson Corporation and Reuters Group PLC today. The filing of this press release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.


May 8 2007

            THOMSON AND REUTERS IN DISCUSSIONS TO FORM GLOBAL LEADER
                  IN BUSINESS-TO-BUSINESS INFORMATION SERVICES

The boards of The Thomson Corporation ("Thomson") and Reuters Group PLC ("Reuters") confirm that they are in discussions for the combination of their two businesses. Both boards believe there is a powerful and compelling logic for the combination which would create a global leader in the business-to-business information markets. This transaction would also create enhanced value for shareholders through the delivery of in excess of US$500 million of annual synergies expected to be achieved within three years. The market activity from last Friday and attendant speculation occurred prior to discussions being completed and, as this is a large and complex transaction, much has still to be resolved and there can be no assurance that agreement will be reached.

Under these circumstances, both boards thought that it was in the shareholders' interests to clarify the status of the discussions as they related to a number of the material aspects of the potential transaction. These are as follows:

The enlarged Group would be called Thomson-Reuters and the combined Thomson Financial unit and Reuters financial and media businesses would be called Reuters.

Key proposed terms:

                           o Combination to be effected by the creation of a Dual Listed Company structure by means of an equalisation agreement with both companies' primary listings being maintained. The structure is expected to facilitate retention of the existing equity index inclusions of the two companies.

                           o Each Reuters share would be entitled to 352.5 pence per share in cash and an equity participation based on an equalisation ratio of
                                0.1600 Thomson shares for each Reuters share.

                           o Based on the closing Thomson share price of C$48.46 on the Toronto Stock Exchange on Thursday, 3 May 2007, the day before the announcement by Reuters (and at an exchange rate of C$/(pound)2.19795), this would value each Reuters share at 705 pence representing a premium of 43% to the closing share price of Reuters on Thursday, 3 May 2007.

                           o Based on the closing Thomson share price and exchange rate on Monday, 7 May 2007 the day before this announcement, this would value each Reuters share at 697 pence per share.

                           o In addition, Reuters will declare a dividend of 12p for 2007, with 5p payable as an interim dividend and 7p payable as a final dividend subject to proportionate adjustment if closing occurs before year end. If closing occurs after the year end a proportionate 2008 dividend will also be paid. Thomson will also pay dividends in the ordinary course pending closing, including a proportionate adjustment to the date of closing.

                           o Based on the current issued share capital of Thomson and Reuters, Woodbridge, the Thomson family holding company, would own approximately 53 per cent. of Thomson-Reuters, other Thomson shareholders approximately 23 per cent. and Reuters shareholders approximately 24 per cent.

                           o Thomson-Reuters to adopt the Reuters Trust Principles and Reuters Founders Share Company structure. Thomson-Reuters and Woodbridge would support the Reuters Trust Principles and Woodbridge has further agreed that it would use its voting control to give effect to this support.

                           o The boards of the Dual Listed Companies to be identical and consisting of 15 Directors, five of whom are to be current Directors of Reuters

                                (including a Deputy Chairman) and an additional one of whom to be the CEO. Of the remaining nine, not more than four to be from Woodbridge. Woodbridge to be entitled to nominate the Chairman.

                           o Woodbridge to use its voting control of Thomson to support the transaction.


Thomson President and CEO, Richard J. Harrington, 60, who led the transformation of the company from traditional publishing to electronic solutions, software and services, would retire at the successful completion of the transaction. Reuters CEO, Tom Glocer, 47, would become CEO of the combined company at that time.

It should be emphasised that discussions are at a stage where there can be no assurance that agreement will be reached. No transaction will be announced without the support of the Reuters Founders Share Company. This is a non-waivable pre-condition. Any announcement of a transaction pursuant to rule
2.5 of the Takeover Code would be subject to conditions including antitrust, regulatory and tax clearances and would require approval by both companies' shareholders (including amendments to both companies' constitutions).

A further announcement will be made in due course.

The Directors of each of Thomson and Reuters accept responsibility for the information contained in this document. To the best of the knowledge and belief of the respective Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the `Code'), if any person is, or becomes, `interested' (directly or indirectly) in 1% or more of any class of `relevant securities' of Thomson or of Reuters, all `dealings' in any `relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such `relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the `offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an `interest' in `relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all `dealings' in `relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective `associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose `relevant securities' `dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

`Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an `interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a `dealing' under Rule 8, you should consult the Panel.

NOTES TO EDITORS:

      1. The Dual Listed Company structure would enable Thomson and Reuters to combine their management and operations as a single economic entity while retaining their separate legal identities, primary listings and, it is intended, their existing index participations. This would be accomplished through contractual arrangements and amendments to each company's constitutional documents. On implementation it is intended that the share capitals will be reorganised so that one Reuters share will be equivalent to one Thomson share, both companies will adopt the Thomson-Reuters name, and both companies will have identical Boards of Directors.

      2.   About The Thomson Corporation:

           The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

      3.   About Reuters:

           Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 16,900 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries.


      4. Reuters ordinary shares trade on the London Stock Exchange (RTR.L) and ADRs trade on NASDAQ (RTRSY.O). One ADR is equivalent to 6 ordinary shares.

           This press release includes forward-looking statements, such as The Thomson Corporation's and Reuters Group PLC's beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect The Thomson Corporation's and Reuters Group PLC's current expectations. Forward-looking statements also include statements about The Thomson Corporation's and Reuters Group PLC's beliefs and expectations related to the proposed transaction structure and consideration, as well as the parties' ability to enhance shareholder value through the delivery of synergies. There can be no assurance that a definitive agreement will be signed by the parties, or that the proposed transaction will be consummated or that the anticipated benefits will be realised. The proposed transaction would be subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are discussed in The Thomson Corporation's and Reuters Group PLC's respective materials filed with the securities regulatory authorities in the United Kingdom, Canada and the United States (as the case may be) from time to time including The Thomson Corporation's 2006 Annual Report on Form 40-F and Reuters Group PLC's 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission
           (SEC). Any forward-looking statements made by or on behalf of The Thomson Corporation or Reuters Group PLC speak only as of the date they are made. The Thomson Corporation and Reuters Group PLC each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when the parties enter into a definitive agreement, transaction documents will either be furnished to or filed with the SEC. Holders of Reuters securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. Such documents to be furnished or filed by Thomson and Reuters with the SEC will be available free of charge at the SEC's web site at www.sec.gov and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.


================================================================================

CONTACTS:

REUTERS:

INVESTOR RELATIONS ENQUIRIES

Miriam McKay
Global Head of Investor Relations, Reuters
+44 (0) 207 542 7057
+44 (0) 7990 567057
Miriam.mckay@reuters.com


MEDIA ENQUIRIES

Ed Williams
Director of Corporate Affairs, Reuters
+44 (0) 207 542 6005
+44 (0) 7990 563717
Ed.williams@reuters.com

Nick Claydon
Brunswick Group LLP
+44(0) 7974 982547
Nclaydon@brunswickgroup.com

THE THOMSON CORPORATION:

INVESTOR RELATIONS ENQUIRIES

Frank J. Golden
Vice President, Investor Relations
+1 (203) 539 8470
frank.golden@thomson.com


US MEDIA ENQUIRIES

Jason Stewart
Vice President, Media Relations
+1 (203) 539 8339
jason.stewart@thomson.com


UK MEDIA ENQUIRIES

James Leviton
Finsbury
+44 (0) 207 251 3801
james.leviton@finsbury.com